UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments

Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

Fiat Chrysler Automobiles N.V.

(Name of Issuer)

Common shares, par value €0.01 per share

(Title of Class of Securities)

N31738 102

(CUSIP Number)

Scott D. Miller

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

Telephone: +1-212-558-4000

Facsimile: +1-212-558-3588

Email: millersc@sullcrom.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices of Communication)

October 12, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1	Name of Reporting Persons Exor S.p.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) - ☒
6	Citizenship or Place of Organization The Republic of Italy
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 375,803,870[1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 375,803,870
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 375,803,870
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 32.20%[2]
14	Type of Reporting Person (See Instructions) HC, CO

[1]	In addition to the common shares indicated above, Exor S.p.A. (“Exor”) beneficially owns 375,803,870 special voting shares following completion of the Merger (as defined below). Each special voting share is entitled to one vote; as a result, an additional voting right is attributed to each associated common share. The special voting shares have de minimis economic entitlements, in compliance with Dutch law. The special voting shares are transferrable only in very limited circumstances together with the associated common shares.
[2]	This percentage does not take into account voting rights attributable to the company’s loyalty voting structure. Exor’s voting power in FCA is approximately 47.69%, calculated as the ratio of (i) the total number of common shares and special voting shares beneficially owned by Exor to (ii) the aggregate number of outstanding common shares and outstanding special voting shares (or approximately 46.65% based on the aggregate issued common shares and special voting shares including treasury shares).

ITEM 1. Security and Issuer.

This Schedule 13D relates to the common shares of Fiat Chrysler Automobiles N.V. (formerly Fiat Investments N.V.) (“FCA” or the “Issuer”). FCA’s principal executive offices are currently located at 240 Bath Road, Slough SL1 4DX, United Kingdom. Its telephone number is +44 (0) 1753 519581.

ITEM 2. Identity and Background.

(a)-(c) This Schedule 13D is filed by Exor S.p.A. (“Exor”), a società per azioni organized under the laws of the Republic of Italy. Exor is an investment company, which focuses its business on long-term investments in global companies in diversified sectors, mainly in Europe and the United States. The address of Exor’s principal business and principal office is Via Nizza, 250, Turin, Italy. The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer and director of Exor, each person controlling Exor and each executive officer and director of any corporation or other person in control of Exor are set forth in Schedule A hereto.

(d)-(e) Mr. Gabetti was charged in a criminal proceeding with market manipulation for disseminating “false or misleading information concerning financial instruments” in relation to a press announcement issued in August 2005 by Giovanni Agnelli e C. S.a.p.az. (“G.A.”), of which Mr. Gabetti was at the time. Mr Gabetti was acquitted by the Court of Turin in December 2010. In February 2013, the Court of Appeals of Turin reversed Mr. Gabetti’s acquittal and sentenced him to one year and four months of imprisonment, and a fine of €600,000 and imposed a one year period of disqualification from public office, from serving as an officer of certain companies and from negotiations with the public administration. Mr. Gabetti appealed this ruling to the Italian Supreme Court (Corte di Cassazione) and the European Court of Human Rights (ECHR). The EHCR ruled that the criminal proceeding must be dropped because Mr Gabetti had already been sanctioned by the Italian securities regulator, CONSOB, in a regulatory proceeding involving the identical allegations. On December 17, 2013, the Italian Supreme Court annulled the February 2013 judgment of the Turin Court of Appeals.

During the last five years, neither Exor nor, to the best knowledge of Exor, other than as described above any of the persons listed in Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Not applicable.

ITEM 3. Source and Amount of Funds or Other Consideration.

This Schedule 13D relates to common shares of Fiat Chrysler Automobiles received by Exor upon effectiveness of the merger (the “Merger”) of Fiat S.p.A. (“Fiat”) with and into FCA, pursuant to the common cross-border merger terms dated June 15, 2014, approved by the boards of directors of Fiat and FCA (previously, Fiat Investments N.V.) (the “Merger plan”), attached as Exhibit 1 to this Schedule 13D.

On August 1, 2014 the extraordinary general shareholders’ meetings of Fiat approved the Merger and, following the satisfaction or waiver of conditions precedent under the Merger Plan, the Merger became effective on October 12, 2014.

Pursuant to the Merger Plan, upon effectiveness of the Merger on October 12, 2014, Fiat shareholders received one (1) FCA common share for each Fiat ordinary share that they held.

In addition, all Fiat shareholders that (i) were present or represented by proxy at the Fiat extraordinary general meeting approving the Merger (regardless of how they voted on the Merger), (ii) continued to own their shares until effectiveness of the Merger, and (iii) duly provided a form of election, received, for each FCA common share received in the Merger, one special voting share (a “Special Voting Share”) granting the holder one additional vote for each Special Voting Share held.

Immediately prior to the Merger, Exor held 375,803,870 ordinary shares of Fiat equal to approximately 30.78% of Fiat’s outstanding ordinary share capital (or approximately 30.04% of Fiat’s issued ordinary share capital including treasury shares). Upon effectiveness of the Merger, Exor, received, based on the one-to-one exchange ratio under the Merger Plan, 375,803,870 FCA common shares. These shares represent approximately 32.20% of FCA’s outstanding common shares (as a result of the cancellation of 53,916,397 shares for which exit rights were exercised in the Merger that were not acquired by other shareholders), or approximately 31.26% of FCA’s issued common shares including treasury shares. In addition, Exor received 375,803,870 special voting shares. Exor holds approximately 47.69% of the voting power in FCA, based on the aggregate number of common shares and special voting shares outstanding following the completion of the Merger (or approximately 46.65% based on the aggregate issued common shares and special voting shares including treasury shares).

References to, and descriptions of, the Merger and the Merger Plan throughout this Schedule 13D are qualified in their entirety by reference to the Merger Plan incorporated by reference as Exhibit 1 to this Schedule 13D.

ITEM 4. Purpose of Transaction.

(a)-(j) As described under Item 3 above, which is incorporated by reference herein, Exor acquired the common shares of FCA as a result of the Merger.

The principal objective of Exor’s investment in FCA is the creation of value over time for all shareholders, by supporting FCA’s business growth strategies which will be identified and adopted by the board of directors and the management of FCA.

Exor does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of FCA, or any disposition of securities of FCA; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving FCA or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of FCA or any of its subsidiaries; (iv) any change in the present board of directors or management of FCA, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of FCA; (vi) any other material change in FCA’s business or corporate structure; (vii) any change in FCA’s charter or bylaws or other actions which may impede the acquisition of control of FCA by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of FCA; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of FCA; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Exor expects to evaluate on an ongoing basis FCA’s financial condition and prospects and its interest in, and intentions with respect to, FCA. Accordingly, Exor reserves the right to change its plans as it deems appropriate. For example, Exor may at any time and from time to time (1) acquire additional securities of FCA in open market or privately negotiated transactions or pursuant to the exercise of warrants, stock options or convertible or exchangeable securities; (2) dispose of such securities; (3) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such securities; and/or (4) continue to hold such securities for investment purposes. Any such transactions may be effected at any time and from time to time. In reaching any determination as to its future course of action, Exor may take into consideration various factors, such as FCA’s business and prospects, other developments concerning FCA, other business opportunities available to Exor, and general economic and stock market conditions, including, but not limited to, the market price of the common shares of FCA.

As a result of these activities, Exor may suggest, or take a position with respect to, potential changes in the operations, management, or capital structure of FCA as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one or more businesses; selling or merging FCA or acquiring other companies or businesses; changing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring FCA’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by FCA; entering into agreements with the management of FCA relating to acquisitions of shares of FCA by members of management, issuance of options to management, or their employment by FCA.

ITEM 5. Interest in Securities of the Issuer.

(a) (b) As a result of the Merger, Exor beneficially owns 375,803,870 common shares of FCA, representing approximately 32.20%% of FCA’s common shares based on 1,167,181,255 common shares outstanding following the Merger as of October 13, 2014 (or approximately 31.26% of FCA’s issued common shares including treasury shares). In addition, Exor holds 375,803,870 special voting shares. Exor’s voting power in FCA is approximately 47.69%, calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by Exor and (ii) the aggregate number of outstanding common shares and special voting shares of FCA (or approximately 46.65% based on the aggregate issued common shares and special voting shares including treasury shares).

Exor has voting power and dispositive powers on the common shares of FCA as follows:

(i)	Sole power to vote or to direct the vote: 375,803,870 common shares;

(ii)	Shared power to vote or to direct the vote: 0 common shares;

(iii)	Sole power to dispose or to direct the disposition of: 375,803,870 common shares;

(iv)	Shared power to dispose or to direct the disposition of: 0 common shares.

Furthermore, the following persons listed in Item 2(a)(c) above beneficially own common shares of FCA.

•	Mr. Sergio Marchionne holds of record 6,832,411 common shares (including common shares purchased on October 14, 2014 as described under Item 5(c)) and 16,920,000 stock options exercisable within 60 days under FCA equity incentive plans. Therefore, Mr. Marchionne may be deemed to own beneficially 23,752,411 common shares in aggregate; and

•	Mr. John Elkann owns 133,000 common shares of record.

The persons named above have the sole voting power and sole dispositive power in respect of the entire number of shares indicated in this Item 5, above. There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(c) Except as set forth below or otherwise in this Schedule 13D, neither Exor nor any persons listed in Item 2(a)(c) above, have effected any transactions with respect to common shares of FCA during the past 60 days:

•	On October 14, 2014, Mr. Sergio Marchionne acquired 335,745 common shares of FCA by exercising his right under Italian law to purchase shares subject to cash exit rights exercised by other Fiat shareholders in connection with the Merger; the acquisition was carried out off-market at a price of Euro 7.727 per share.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Merger, FCA assumed the sponsorship of (i) the Fiat S.p.A. July 2014 Stock Options to CEO (see Exhibits 2 and 3 hereto), (ii) the November 2006 Stock Option Plan (see Exhibit 2 hereto) and (iii) the Long Term Incentive Plan approved on April 4, 2012 (see Exhibit 4 hereto) (collectively, the “FCA Equity Incentive Plans”), pursuant to which the common shares and stock options of FCA described under Item 5 above were granted.

Other than the FCA Equity Incentive Plans mentioned above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of FCA, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to Be Filed as Exhibits.

Exhibit 1	Common Cross-Border Merger Terms, approved by the boards of directors of Fiat S.p.A. and of Fiat Investments N.V. (to be renamed Fiat Chrysler Automobiles N.V) dated June 15, 2014 (incorporated herein by reference to Appendix A to the Registration Statement on Form F-4 Filed by Fiat Investments N.V. on July 8, 2014);

Exhibit 2	Description of the Fiat S.p.A. July 2004 Stock Options to CEO and November 2006 Stock Option Plan (incorporated herein by reference to Exhibit 4.2 to the Registration Statement on Form S-8 filed by Fiat Chrysler Automobiles N.V. on October 17, 2014);

Exhibit 3	Description of amendments to Fiat S.p.A. July 2004 Stock Options to CEO (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-8 filed by Fiat Chrysler Automobiles N.V. on October 17, 2014).

Exhibit 4	Description of the Fiat S.p.A. 2012 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 4.4 to the Registration Statement on Form S-8 filed by Fiat Chrysler Automobiles N.V. on October 17, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2014

Exor S.p.A.

By:	/s/ Enrico Vellano
	Name:	Enrico Vellano
	Title:	Chief Financial Officer

SCHEDULE A

Exor S.p.A.

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of the chief executive officer and each director of Exor S.p.A. Unless otherwise indicated, the citizenship of each person listed below is Italian, and the business address of each person listed below is c/o Exor S.p.A., Via Nizza 250, Turin, 10126, Italy.

NAME AND POSITION WITH EXOR S.P.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP
John Elkann Chairman and Chief Executive Officer	Chairman Fiat Chrysler Automobiles N.V., 240 Bath Road, Slough, SL1 4DX, UK; Director CNH Industrial N.V., Cranes Farm Road Basildon, Essex, SS14 3AD, UK; Chairman Editrice La Stampa S.p.A., via Lugaro 15, 10126 Turin, Italy; Managing Partner and Chairman Giovanni Agnelli e C. S.a.p.az. via Nizza 250, 10126 Turin, Italy; Director The Economist Group, 25 St James’s Street, London, SW1A 1HG, UK; Director Banca Leonardo S.p.A., via Broletto 46, 20100 Milan, Italy; Director NEWS Corporation, 1211 Avenue of the Americas, New York, NY 10036; Chairman Cushman & Wakefield, 1290 Avenue Of The Americas New York, NY, 10104 USA.	Italian citizen

Alessandro Nasi Vice Chairman	Coordinator of the Group Executive Council CNH Industrial N.V., Cranes Farm Road Basildon, Essex, SS14 3AD, UK; General Partner Giovanni Agnelli e C. S.a.p.az. Via Nizza 250, 10126 Turin, Italy; Chief Business Development Officer; Director Cushman & Wakefield, 1290 Avenue Of The Americas New York, NY, 10104 USA;	Italian citizen

Tiberto Brandolini d’Adda Vice Chairman	Director Fiat Chrysler Automobiles N.V., 240 Bath Road, Slough, SL1 4DX, UK; General Partner Giovanni Agnelli e C. S.a.p.az. via Nizza 250, 10126 Turin, Italy;; Chairman Exor S.A. Luxembourg, Rue de la Pélisserie 18, 1204 Genève, Switzerland; Director YAFA S.p.A., Corso Vittorio Emanuele II, 72 10121 Turin, Italy;	Italian citizen

Andrea Agnelli Director	Director Fiat Chrysler Automobiles N.V., 240 Bath Road, Slough, SL1 4DX, UK; Chairman Juventus Football Club S.p.A., Corso Galileo Ferraris 32, 10128 Turin, Italy; Chairman Lamse S.p.A, Piazza CLN 255, 10123 Turin, Italy; General Partner Giovanni Agnelli e C. S.a.p.az., via Nizza 250, 10126 Turin, Italy; member of the Advisory Board BlueGem Capital Partners LLP, 16 Berkeley Street, London W1J 8DZ, UK; Director European Club Association, Nyon, Switzerland; Vice Chairman Royal Park I Roveri S.S.D. a R.L., Via Rotta Cerbiatta, 24, 10070 Fiano, Turin, Italy.	Italian citizen

Vittorio Avogadro di Collobiano Director	Vice President for International Sales of gas., and responsible for multi country customers and International Long Term Sales, Eni S.p.A., Piazzale Enrico Mattei, 1, 00144 Rome, Italy.	Italian citizen

Victor Bischoff Independent director	-	Swiss citizen

Giuseppina Capaldo Independent director	Director Salini Impregilo S.p.A., Via dei Missaglia, 97, 20142 Milano; Director Ariscom assicurazioni S.p.A., via Guido D’Arezzo, 14, 00198 Rome, Italy; Director Credito Fondiario S.p.A., via Cristoforo Colombo, 80, 00147 Rome, Italy.	Italian citizen

Luca Ferrero Ventimiglia Director	General Partner of Giovanni Agnelli e C. S.a.p.az., via Nizza 250, 10126 Turin, Italy; Director Banca Leonardo S.p.A., via Broletto 46, 20100 Milan, Italy.	Italian citizen

Mina Gerowin Independent director	Director, CNH Industrial N.V., Cranes Farm Road Basildon, Essex, SS14 3AD, UK.	U.S. citizen

Jae Yong Lee Independent director	Vice Chairman Samsung Electronics Co., Ltd, Samsung Electronics Building 1320-10, Seocho-2-dong, Seocho-gu Seoul, Korea (Zip Code 137-857).	Korean citizen

Sergio Marchionne Director	Chief Executive Officer Fiat Chrysler Automobiles N.V., 240 Bath Road, Slough, SL1 4DX, UK; Chairman and CEO Chrysler Group LLC, 800 Chrysler Dr., Auburn Hills, MI, USA; Chairman CNH Industrial N.V., Cranes Farm Road Basildon, Essex, SS14 3AD, UK; Chairman SGS S.A., 1 Place des	Dual Canadian and Italian citizen

Alpes, Geneva, 1211 Switzerland; Chairman and CEO Fiat Group Automobiles S.p.A., Corso Agnelli 200, 10100 Turin, Italy; President of the Board of Directors of the European Automobile Manufacturers Association (ACEA), Avenue des Nerviens 85, Brussels, Belgium B-1040; Director of Philip Morris International Inc, 120 Park Avenue, New York, NY 10017 New York; Chairman IVECO S.p.A., Via Puglia 35, 10156 Turin, Italy.

Lupo Rattazzi Director	Chairman Neos S.p.A., Via della chiesa 68, 21019 Somma Lombardo (VA) Italy; Chairman Italian Hospital Group S.p.A., 188, Via Tiburtina, 00012 Guidonia, Rome, Italy; Director Banca Finnat Euramerica S.p.A., Palazzo Altieri—Piazza del Gesù, 49 Rome, Italy; Director Coe&Clerici S.p.A., Piazza Generale Armando Diaz, 7, 20123 Milan, Italy; Director G.L. Investimenti S.r.l., Via Enrico Fermi 14, Monterotondo, Rome, Italy.	Italian citizen

Giuseppe Recchi Independent director	Chairman Telecom Italia SpA., Corso d’Italia, 41, 00198 Rome, Italy; Director GE Capital Interbanca S.p.A., corso Venezia 56, Milan, Italy; Member of the Executive Board and President of the Foreign Investment Committee Confindustria, viale dell’Astronomia 30, Rome Italy; Member of the External Advisory Board Massachusetts Institute of Technology E.I Cambridge, 77 Massachusetts Avenue, Cambridge MA, USA.	Italian citizen

Eduardo Teodorani-Fabbri Director	Senior Vice President CNH UK Limited, Cranes Farm Road Basildon, Essex, SS14 3AD, UK; Director Iveco S.p.A., via Puglia 35, 10100 Turin, Italy; Director Maserati S.p.A., Via Ciro Menotti 322, Modena, Italy; Director AON Italia S.p.A., V. Francesco Dellala 8, 10100 Turin, Italy; Vice President/Chairman the Italian Chamber of Commerce in UK and Ireland, 1 Princes Street London W1B 2AY, Director Shibamoto Japan Co. Ltd, 1-12 Minato 1-Chome, Chuo-ku, Tokyo, Japan; Director Your Voice S.p.A., Via Mecenate 76/45, 20138 Milan, Italy.	Italian citizen

Michelangelo Volpi Independent director	Partner Index Ventures, 139 Townsend Street, Suite 505 San Francisco, CA 94107, USA.; Director Sonos Inc, 223 E De La Guerra St Santa Barbara, CA 93101, USA; Director Soundcloud, Rosenthaler Str. 13 Berlin 10117, Germany; Director Lookout, 1 Front Street, Suite 2700, San Francisco, CA 94111 USA; Director Path, 301 Howard St, Ste 2200, San Francisco CA, USA; Director Big Switch Networks, 855 El Camino Real Suite 260 Palo Alto CA, USA; Director Zuora, 3400 Bridge Pky Suite 203, Redwood City, CA, USA; Director Hortonworks, 3460 West Bayshore Rd. Palo Alto, CA 94303 USA; Director StorSimple, 2350 Mission College Blvd Suite 1250 Santa Clara CA, USA.	Italian citizen

Giovanni Agnelli e C. S.a.p.az

Giovanni Agnelli e C. S.a.p.az (“G.A.”) is a limited partnership represented by shares (Societa’ in Accomandita per Azioni) and, as of the date of this Schedule 13D, is in control of Exor. The present principal business activity of G.A. is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The address of G.A.’s principal business and principal office is Via Nizza, 250, Turin, Italy.

Set forth below are the names, business address, present principal occupation or employment of each managing partner of G.A. Unless otherwise indicated, the business address of each person listed below is c/o Giovanni Agnelli e C. S.a.p.az Via Nizza, 250—10126 Turin (Italy).

NAME AND POSITION WITH EXOR S.P.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP
John Elkann Managing Partner and Chairman	See above in this Schedule A.	Italian citizen

Tiberto Brandolini d’Adda General Partner	See above in this Schedule A.	Italian citizen

Alessandro Nasi General Partner	See above in this Schedule A.	Italian citizen

Andrea Agnelli General Partner	See above in this Schedule A.	Italian citizen

Luca Ferrero Ventimiglia General Partner	See above in this Schedule A.	Italian citizen

Gianluigi Gabetti General Partner	Director Banca del Piemonte, Via Cernaia 7, 10121 Turin, Italy; Director Fondazione Giovanni Agnelli, via Nizza n. 250, Turin, Italy; Member Pinacoteca Giovanni e Marella Agnelli, Via Nizza n. 230, Turin, Italy; Chairman Lingotto Musica, via Nizza n. 262/73, Turin, Italy; Life Trustee MoMa, 11 West 53 Street, New York, NY 10019.	Italian citizen

Gianluca Ferrero General Partner	Secretary of the Board of Directors of EXOR S.p.A., via Nizza 250, 10126 Turin, Italy; Chairman of the Statutory Auditors’ Board Luigi Lavazza S.p.A., Corso Novara 59, 10154 Turin; Chairman of the Statutory Auditors’ Board Biotronik Italia S.p.A., Via delle Industrie 11, 20090 Vimodrone-Milan; Chairman of the Statutory Auditors’ Board Cafiero Mattioli Group, Viale Jenner 51, 20159 Milan; Chairman of the Statutory Auditors’ Board Italia Independent Group S.p.A., Corso XI Febbraio 19, 10152 Turin;	Italian citizen

Chairman of the Statutory Auditors’ Board Italia Independent S.p.A., Corso XI Febbraio 19, 10152 Turin; Member of the Statutory Auditors’ Board Fenera Holding S.p.A., Corso Matteotti 26, 10121 Turin; Member of the Statutory Auditors’ Board Alberto Lavazza S.a.p.a., Via del Carmine 10, 10122 Turin c/o Simon Fiduciaria S.p.A; Member of the Statutory Auditors’ Board Emilio Lavazza S.a.p.a., Via del Carmine 10, 10122 Turin c/o Simon Fiduciaria S.p.A.; Member of the Statutory Auditors’ Board Limoni S.p.A., Via Agnello 12, 20121 Milan; Member of the Statutory Auditors’ Board Gabriel Fiduciaria S.r.l. via Via del Carmine n. 10, Turin, Italy; Vice Chairman Banca del Piemonte S.p.A., Via Cernaia 7, 10121 Turin; Director ACB Group S.p.A., Via Lanzone 31, 20123 Milan.

Maria Sole Agnelli General Partner	Chairman Fondazione Giovanni Agnelli, via Nizza 250, 10126 Turin, Italy.	Italian citizen